                             SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS

JOHN ADEBIYI ¿

CHRISTOPHER W. BETTS

EDWARD H.P. LAM ¿*

G.S. PAUL MITCHARD QC ¿

CLIVE W. ROUGH ¿

JONATHAN B. STONE *

ALEC P. TRACY *

¿ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYERS

Z. JULIE GAO (CALIFORNIA)

RORY MCALPINE (ENGLAND & WALES)

GREGORY G.H. MIAO (NEW YORK)

ALAN G. SCHIFFMAN (NEW YORK)

42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com March 26, 2014	AFFILIATE OFFICES

BOSTON

CHICAGO

HOUSTON

LOS ANGELES

NEW YORK

PALO ALTO

WASHINGTON, D.C.

WILMINGTON

BEIJING

BRUSSELS

FRANKFURT

LONDON

MOSCOW

MUNICH

PARIS

SÃO PAULO

SHANGHAI

SINGAPORE

SYDNEY

TOKYO

TORONTO

Confidential

Barbara C. Jacobs, Assistant Director

Jan Woo, Attorney-Adviser

Christine Davis, Assistant Chief Accountant

Eiko Yaoita Pyles, Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Cheetah Mobile Inc.
(formerly known as Kingsoft Internet Software Holdings Limited)
CIK No. 0001597835
Response to the Staff’s Comment Letter Dated March 20, 2014

Dear Ms. Jacobs, Ms. Woo, Ms. Davis and Ms. Pyles:

On behalf of our client, Cheetah Mobile Inc. (formerly known as Kingsoft Internet Software Holdings Limited), a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated March 20, 2014. Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential non-public review pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”).

To facilitate your review, we have separately delivered to you today four courtesy copies of the Revised Draft Registration Statement, marked to show changes to the revised draft registration statement confidentially submitted to the Commission on March 6, 2014, and two copies of the submitted exhibits.

U.S. Securities and Exchange Commission

March 26, 2014

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

In addition to adding and revising disclosure in response to the Staff’s comments, the Company has updated the Revised Draft Registration Statement to reflect the change of its corporate name from Kingsoft Internet Software Holdings Limited to Cheetah Mobile Inc., which became effective on March 25, 2014. The Company has also updated the Revised Draft Registration Statement to include the Company’s quarterly results of operations for the eight quarters ended December 31, 2013 and reflect the Company’s recent developments.

General

1.	We have reviewed the portion of the industry research reports you have submitted in response to prior comment 4. Please provide complete English language translations of the reports you provided to us. Further, it appears that the chart you provide on page 7-1 of the response letter indicates that Clean Master was ranked No. 9, rather than No. 6 as you disclose in the prospectus, in December 2013. Please advise.

In response to the Staff’s comment, the Company encloses, as Annex I hereto, the complete English translations of the reports it previously provided.

The Company respectfully advises the Staff that the statement it discloses in the prospectus is that, according to App Annie Limited, Clean Master “was the No. 6 application worldwide excluding games on Google Play” in terms of the number of monthly downloads in December 2013. The chart previously provided on page 7-1 of Annex I to our previous response letter dated March 6, 2014 included three games, namely Candy Crush Saga, Subway Surfers and Pou. By excluding these three games in the ranking list, Clean Master, as a non-game application, was ranked No. 6 worldwide.

Prospectus Cover Page

2.	We note your revised disclosure in response to prior comment 6. Please clarify on the prospectus cover page whether the “other existing shareholders” holding Class B ordinary shares are your directors and/or executive officers and affiliates of those persons.

U.S. Securities and Exchange Commission

March 26, 2014

In response to the Staff’s comment, the Company has revised the referenced disclosure on the cover page of the Revised Draft Registration Statement.

Conventions Which Apply To This Prospectus, page 14

3.	We note your response to prior comment 21 regarding the calculation of the metrics, monthly active user and the daily active user, but we continue to believe that the limitations of the information that you prominently present in the prospectus should be included as a risk factor. Please consider disclosing in a risk factor that these two metrics represent the number of unique devices rather than unique users of your applications and that the statistics presented in the prospectus may not reflect the actual number of users.

In response to the Staff’s comment, the Company has added a risk factor on page 22 of the Revised Draft Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Cash Flows and Working Capital, page 83

4.	We note that the table you included in response to comment 27 indicates that the cash amounts are presented in three currencies (US$, RMB, and HK$), but they appear to be in RMB. Please revise the table to remove the column next to 2011.

In response to the Staff’s comment, the Company has revised the table on page 87 of the Revised Draft Registration Statement.

Critical Accounting Policies

Share-based Compensation, page 92

5.	We note that you granted a significant number of restricted shares to an executive officer and certain other employees in January 2014. Please tell us the fair value of the underlying ordinary shares at the grant date. Please tell us whether there have been any changes to the methods or assumptions used to determine the fair value of ordinary shares since the November 2013 grant.

U.S. Securities and Exchange Commission

March 26, 2014

The Company respectfully advises the Staff that the fair values of the underlying ordinary shares for the grant on January 1 and January 2, 2014 were US$0.6316 and US$0.6282 per share, respectively, which were determined based on the fair value of the ordinary shares as of December 31, 2013 by reference to contemporaneous valuations with the assistance from an independent third-party valuation firm. In determining the estimated fair value of the underlying ordinary shares, the Company has adopted an income approach and consistently applied the methods and assumptions which are disclosed on pages 96 and 97 of the Revised Draft Registration Statement.

6.	For the January 2014 grant and for any other options or restricted shares granted subsequent to the most recent balance sheet date presented in the registration statement, if material, please revise your disclosure to include the expected impact the additional grants will have on your financial statements.

In response to the Staff’s comment, the Company has revised page 96 of the Revised Draft Registration Statement.

U.S. Securities and Exchange Commission

March 26, 2014

Business

Our Customers, page 113

7.	We note your response and revised disclosure to prior comment 13 regarding the agreements with your two significant customers, Alibaba that accounted for 22% and 25% of your revenues in fiscal years 2012 and 2013, respectively, and Baidu that accounted for 8% and 19% of your revenues in fiscal years 2012 and 2013, respectively. You state that your customer agreements with Alibaba and Baidu were made in the ordinary course of business and do not need to be filed pursuant to Item 601 of Regulation S-K, but it is unclear whether you are substantially dependent upon any agreements with these significant customers. Please provide an analysis of whether you should file the agreements under Item 601(b)(10)(ii)(B) of Regulation S-K, which requires the filing of any contract upon which the company’s business is substantially dependent. To the extent that you have multiple agreements with each of these customers, tell us the largest amount of revenue that you have historically derived from a single or series of substantially identical contracts with the two customers. Also, revise page 113 to disclose the termination dates of your agreements with Alibaba and Baidu.

The Company respectfully advises the Staff that the Company’s agreements with Alibaba are based on Alibaba’s standard terms of service that govern Alibaba’s cooperation with third parties under its “ ” (Taobao Alliance) program. These terms, which govern the general calculation of commissions, processing of refunds, and other matters, do not impose obligations on either party to purchase or sell a specific quantity of the Company’s services or have a specified duration. The current terms are available online at http://help.alimama.com/?spm=0.0.0.0.kQah2I#!/u/index and http://help.alimama.com/?spm=0.0.0.0.kQah2I#!/u/faq/detail?id=5704264. The Company does not believe that Alibaba’s standard terms of service constitute a continuing contract to sell the major part of its products or services. The Company respectfully advises the Staff that it believes that the large user base and market position of the Company, rather than Alibaba’s standard terms of service, drive the amount of revenues the Company derives from its business with Alibaba. The Company further respectfully advises the Staff that it does not believe the terms of service constitute contracts on which its business is substantially dependent and therefore believes such terms should not be deemed material contracts within the definition of Item 601(b)(10)(ii)(B).

The Company respectfully advises the Staff that there were 28 agreements that the Company had entered into with Baidu in 2011, 2012 and 2013. These 28 agreements included 4 cooperation agreements, as well as 24 project-based agreements entered into either pursuant to the cooperation agreements or on an ad hoc basis. The Company plans to submit the 4 cooperation agreements as exhibits to the Registration Statement in response to the Staff’s comments, but the Company will seek the confidential treatment for certain portion of these agreements. As for the remaining 24 project-based agreements, the Company is not substantially dependent on any of these agreements because none of these agreements contributed more than 5% of its revenues and none of them has a term longer than a year.

U.S. Securities and Exchange Commission

March 26, 2014

In response to the Staff’s comment, the Company has added the duration of its partnership with Alibaba and the termination dates of its agreements with Baidu on page 117 of the Revised Draft Registration Statement.

Intellectual Property, page 115

8.	We note your revised disclosure in response to prior comment 30 that two of your VIEs, Beike Internet and Beijing Network, “hold patent applications for the proprietary technology that are essential to the operations of our platform and important to the operations of our business.” Please clarify whether these are patent applications that are pending or those that have been approved by regulatory authorities. To the extent applicable, tell us what consideration you have given to disclosing the number of patents held by your two VIEs and the duration of those patents.

The Company respectfully advises the Staff that, as of January 10, 2014, the two VIEs independently own 86 patent applications, and jointly own an additional 120 patent applications together with Zhuhai Juntian, Beijing Security or Conew Network, the Company’s wholly owned subsidiaries in China. All such patent applications have been officially accepted and are currently under review by the State Intellectual Property Office of the PRC. The dates of these patent applications ranged from January 2010 to December 31, 2013. All the patents for which the two VIEs have submitted application have a duration of 20 years starting from the date of application. In addition, as of January 10, 2014, the two VIEs independently own 19 software copyrights, and jointly own an additional 42 software copyrights together with Zhuhai Juntian or Beijing Security. All the software copyrights owned by Beike Internet and Beijing Network were published between September 2009 and December 31, 2013. Software copyrights are protected until the end of the 50th calendar year starting from the date of first publication, and no protection will be offered if the software has not been published within 50 years after the date of completion of development. The Company has revised the disclosure on pages 119 and 120 of the Revised Draft Registration Statement to indicate the number and duration of patents held by the two VIEs.

U.S. Securities and Exchange Commission

March 26, 2014

Facilities, page 116

9.	We note your response to prior comment 31 that the company “would be able to find an alternative third-party data center at similar costs should any one of the agreements is terminated.” Given your disclosure on page 17 that “[a]ny scheduled or unscheduled interruption in the ability of users to use [y]our servers could result in an immediate, and possibly substantial, loss of revenues” please explain why you believe that the agreements with your most significant third-party commercial data centers are not material to the company and should not be described in the prospectus. As part of your response, tell us what consideration you have given to discussing the number of data centers you use, the size of those facilities, and the termination dates of the agreements with those centers.

The Company respectfully advises the Staff that it operates approximately 2,000 servers located in data centers across four cities in different provinces in the PRC. These servers are owned by the Company, while the data center facilities are leased from various suppliers on a year-to-year basis, subject to automatic renewal. The Company maintains a list of standby suppliers for backup use and expects to be able to relocate servers to data centers provided by such suppliers should the need arise. Outside the PRC, the Company leases approximately 500 servers located in data centers in the United States, Hong Kong and Singapore on normal commercial terms. As noted in the Company’s prior response, the Company believes that third-party data centers are a commodity and that it will be able to find alternative facilities at similar costs should any of its individual agreements be terminated. The Company further advises the Staff that, while an interruption in the ability of users to use the Company’s servers could result in a loss of revenues, the Company believes the probability of such an occurrence to be low in light of the redundancy provided by the Company’s multiple data centers. The Company has revised the disclosure on page 16 of the Revised Draft Registration Statement in response to the Staff’s comment.

U.S. Securities and Exchange Commission

March 26, 2014

Related Party Transactions, page 145

10.	We note your response to prior comment 36 that a new license agreement will supersede the existing license agreement. It appears that the existing license agreement could be material given that the agreement is with Kingsoft Corporation, a controlling shareholder of your company, for intellectual property that are important to the marketing of your applications. Please provide a detailed analysis as to why you believe that this disclosure is not required by Item 404(a) and Instruction 1 to Item 404 of Regulation S-K, which requires the disclosure of related party transactions in which the company was engaged since 2011. Please also provide an analysis as to why you believe that the voting agreement does not need to be filed as a related party agreement pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K.

In response to the Staff’s comment, the Company plans to file the existing licensing agreement in the next filing. The Company respectfully advises the Staff that it is in the process of executing the new intellectual property transfer and licensing framework agreement, and the Company will include it an exhibit to the Registration Statement when the executed version is available. The Company also respectfully advises the Staff that the material terms of the existing licensing agreements have been disclosed on page 151 in the Revised Draft Registration Statement under “Related Party Transactions – Transactions and Agreements with Kingsoft Corporation and its Subsidiaries – Intellectual Property Licensing Arrangements.” The Company will update this section of the Registration Statement with the material terms of the new licensing framework agreement as soon as the agreement has been executed.

Underwriting, page 182

11.	You disclose on page 183 that your underwriters may release the ADSs and other securities subject to the lock-up agreements at any time with or without notice. Please clarify how this statement is consistent with FINRA Rule 5131’s requirement that the lead book-running manager must notify both the issuer and announce the impending release of the lock-up restrictions through a major news source.

In response to the Staff’s comment, the Company has revised page 187 of the Revised Draft Registration Statement.

Notes to the Consolidated Financial Statements for the Years Ended December 31, 2011, 2012, and 2013

Note 1: Organization and Principal Activities

VIE arrangements, page F-12

U.S. Securities and Exchange Commission

March 26, 2014

12.	Your response to comment 42 indicates states that the Primary Beneficiaries can determine a service fee that is no less than 30% of the VIE’s pre-tax revenue rather than pre-tax earnings. However, we note that Article 3 of the Exclusive Technology Development, Support and Consultancy Agreements in Exhibits 10.8, 10.16, 10.24, and 10.32 indicate that the service fee may not be less than 30% of the pretax income. Please clarify this inconsistency.

The Company respectfully advises the staff that the Chinese version of the referenced agreements uses the term “ ” (shōurù), which, depending on context, can be translated into English as either “revenue” or “income”. The parties to the agreements understand the usage of “ ” therein to refer to revenue. The Company further respectfully advises the staff that the use of the term “income” in the referenced Exhibits resulted from an incorrect translation. Accordingly, the Company has revised the referenced disclosure in Exhibits 10.8, 10.16, 10.24 and 10.32 of the Revised Draft Registration Statement to clarify that the Primary Beneficiaries can determine a service fee that is no less than 30% of the VIE’s pre-tax revenue.

Note 2: Summary of Significant Accounting Policies

Revenue recognition

(1) Online marketing services, page F-25

13.	We note that revenue from online marketing services is recognized upon receipt of the customer statement and that this statement may not be received until the month following the one in which the service is provided. Please tell us when revenue is recognized in periods when the report is received in the following month. In this regard, please tell us whether you are able to reasonably estimate the services provided in the period in which they are provided and whether you record this estimate as revenue in that period. If you do record an estimate please tell us whether you have had to record adjustments to revenue in subsequent periods due to differences between the estimated and actual revenue earned.

The Company respectfully advises the Staff that, for contracts that are charged on the cost for performance basis, when the customer statement is received in the month following the one in which the online marketing service is provided, the revenue is recognized in the month in which such customer statement is received. Under such arrangements, the Company depends on customers to track the actual performance as measured based on the customers’ proprietary data, without which the Company is not able to reasonably estimate the services provided in the period in which they are provided and therefore, the Company does not record an estimate as revenue in that period.

*            *             *

U.S. Securities and Exchange Commission

March 26, 2014

If you have any questions regarding the Draft Registration Statement, please contact the undersigned by phone at +852-3740-4863 or via e-mail at julie.gao@skadden.com or the audit engagement partner at Ernst & Young Hua Ming LLP, King Li, by telephone at +86-10-5815-2099, or by email at king.li@cn.ey.com. Ernst & Young Hua Ming LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:	Jun Lei, Chairman, Cheetah Mobile Inc.

Sheng Fu, Chief Executive Officer, Cheetah Mobile Inc.

Andy Yeung, Chief Financial Officer, Cheetah Mobile Inc.

King Li, Partner, Ernst & Young Hua Ming LLP

James C. Lin, Partner, Davis Polk & Wardwell LLP

Annex I

Kingsoft Internet Software Holding Limited

Note: Based on the F-1 confidentially submitted to the SEC on March 26, 2014.

	Statement in F-1	Page No. in F-1	Supporting Document
1-1	According to the China Internet Network Information Center, or CNNIC, a not-for-profit organization, the number of internet users in China reached 618 million as of December 31, 2013.	3, 103	Primary data for Internet development research published on the official website of CNNIC (Link: http://www.cnnic.net. cn/hlwfzyj/jcsj/)

1-1	According to CNNIC, the number of mobile internet users in China reached 500 million as of December 31, 2013.	3, 104	Primary data for Internet development research published on the official website of CNNIC (Link: http://www.cnnic.net. cn/hlwfzyj/jcsj/)

2-1	Clean Master was the No. 4 mobile utility application in China in terms of monthly active users in December 2013, according to iResearch.	1, 105	mUser Tracker database

2-1	Battery Doctor was the No. 1 mobile utility application in China in terms of monthly active users in December 2013, according to iResearch.	1, 105	mUser Tracker database

3-1	We are the second largest provider of internet security applications in China in terms of monthly active users in December 2013, according to iResearch.	1, 105	iUser Tracker database

3-1	Duba Anti-virus was the third largest internet security application in China in terms of the number of monthly active users in December 2013, according to iResearch.	112	iUser Tracker database

4-1	Duba.com personal start page, which aggregates popular online resources and provides users quick access to most of their online destinations, had approximately 46.8 million monthly active users in December 2013, according to iResearch.	2, 105	iUser Tracker database

5-1	According to iResearch, the number of internet users in China is expected to increase to approximately 850 million in 2017.	3, 103	China Mobile Security Industry Data Report provided by iResearch in January 2014

5-1	According to iResearch, the number of mobile internet users in China is expected to increase to 745 million in 2017, representing a four-year CAGR of 10.5%.	3, 104	China Mobile Security Industry Data Report provided by iResearch in January 2014

5-2	As a result, the internet security and system optimization market in China has grown significantly over the past five years, reaching 498 million users, or 81% of the online population in December 2013.	104	China Mobile Security Industry Data Report provided by iResearch in February 2014

5-3	The number of users of mobile internet security products reached 148 million users with a 30% penetration rate in December 2013, according to iResearch.	104	China Mobile Security Industry Data Report provided by iResearch in February 2014

5-3	The top five mobile security products covered approximately 91% of total users in 2013, according to iResearch, namely 360 Mobile Safe, Tencent Mobile Manager, LBE Safety Master, KIS Mobile Defender and SECUREit.	104	China Mobile Security Industry Data Report provided by iResearch in February 2014

5-4

According to iResearch:

Online Advertising

From 2012 to 2017, the Chinese online advertising market is projected to increase from RMB75.3 billion to RMB282.5 billion, representing a five year CAGR of 30.3%. The online advertising market primarily includes search marketing, advertising, video advertising and others. Search marketing is the main form of online advertising. From 2012 to 2017, the internet search market in China is projected to increase from RMB28.1 billion to RMB96.3 billion, representing a five year CAGR of 28.0%.

Online Games

From 2012 to 2017, the online game market in China is projected to increase from RMB67.1 billion to RMB224.6 billion, representing a five-year CAGR of 27.3%. Online games are comprised of three main types: PC-based client-end games, web games and mobile games, with web games and mobile games expected to outgrow the overall online game market. The web game market is expected to increase from RMB9.8 billion in 2012 to RMB40.6 billion in 2017, representing a CAGR of 32.9%, and the mobile game market is expected to increase from RMB8.8 billion to RMB70.6 billion during the same period, representing a CAGR of 51.7%.

E-Commerce

From 2012 to 2017, the broad e-commerce market in China, including B2B, online shopping, online travel and offline-to-online social commerce, is projected to increase from RMB8.2 trillion to RMB21.6 trillion, representing a five-year CAGR of 21.3%. The growth in e-commerce is primarily driven by the continued growth of China’s internet and mobile internet market, the migration of commerce from offline to online, and the substantial improvement and continuing development of the e-commerce infrastructure including payment and logistics systems.

		104	China Mobile Security Industry Data Report provided by iResearch in January 2014

6-1	The following chart shows monthly active users for all of our applications in each of the months indicated.	106	iUser Tracker database; Flurry Analytics

	Sources: Internal records for mobile applications and iResearch for internet applications.

7-1	Clean Master was the No. 6 application worldwide excluding games on Google Play in terms of the number of monthly downloads in December 2013, according to App Annie.	1, 105	Monthly summary data provided by App Annie

7-2	Battery Doctor was the sixth most downloaded productivity application on Google Play in December 2013, according to App Annie.	1, 105	Monthly summary data provided by App Annie

8-1	According to App Annie, there were more than 1.1 million apps available on Google Play worldwide, and 1.0 million apps available in the Apple App Store as of December 31, 2013.	3, 101	Summary of data provided by App Annie

9-1	According to App Annie, there were more than 1.1 million apps available on Google Play worldwide, and 1.0 million apps available in the Apple App Store as of December 31, 2013 with cumulative downloads reaching over 50 billion in 2013.	101-102	Summary of data provided by App Annie

9-1	According to App Annie, paid applications are estimated to constitute approximately 3.3% of total application downloads including games through 2013.	103	Summary of data provided by App Annie

9-2	Three of the key categories for Google Play app downloads in 2013 were social, communication, and tools. Collectively, they accounted for 19% of Google Play downloads including games in 2013, according to App Annie.	102	Summary of data provided by App Annie

10-1	There are only eight non-game applications with over 50 million cumulative downloads on Google Play worldwide in the second half of 2013, including Facebook, WhatsApp and Clean Master. Such applications are commonly referred to as “super apps.”	3, 102	Summary of data provided by App Annie

11-1	We ranked the No. 6 publisher of applications, excluding games, worldwide on Google Play as measured by number of downloads in December 2013, according to App Annie.	106	App Annie Index published on the official website of App Annie (Link: http://blog.appannie.com /app-annie-index-apps-december-2013/ )

11-2	Top 10 Apps by Monthly Downloads Excluding Games (Google Play December 2013)					102	App Annie Index published on the official website of App Annie (Link: http://blog.appannie.com /app-annie-index-apps-december-2013/ )
	Rank	Applications	Publisher	Headquarters	Category
	1	Facebook	Facebook	United States	Social
	2	WhatsApp Messenger	WhatsApp	United States	Communication
	3	Facebook Messenger	Facebook	United States	Communication
	4	Skype	Microsoft	United States	Communication
	5	Instagram	Facebook	United States	Social
	6	Clean Master	Kingsoft Internet Software	China	Tools
	7	LINE	LINE	Japan	Communication

	8	Twitter	Twitter	United States	Social

	9	Viber	Viber Media	Cyprus	Communication

	10	Anti-Virus Security	AVG	Czech Republic	Tools
Source: App Annie

12-1	According to IDC, global mobile internet users totaled approximately 1.0 billion in 2012, representing a 36.5% increase over the user base in 2009, and are expected to reach approximately 2.3 billion in 2017, representing a five-year CAGR of 15.8%.					3, 101	IDC Worldwide New Media Market Model, 1H2013: Worldwide and US, Doc#242211, July 2013

12-2	According to IDC, the mobile advertising market is expected to surge from $10.0 billion in 2012 to $52.2 billion in 2017, representing a five-year CAGR of 39.2%. Over the same period, IDC expects other forms of advertising, such as online search, online advertising and online video advertising, to grow by 6.5%, 7.8% and 21.5% respectively.	103	IDC Worldwide New Media Market Model, 1H2013: Worldwide and US, Doc#242211, July 2013

12-3	In 2012, North America had the highest mobile advertising spending, at $4.7 billion, and is expected to remain the top advertising market with US$27.0 billion spending in 2017, representing a five year CAGR of 41.9%, according to IDC.	103	IDC Worldwide New Media Market Model, 1H2013: Worldwide and US, Doc#242211, July 2013

13-1	According to IDC, Android-based smartphones are expected to have approximately 78.6% market share of global smartphone shipments in 2013, compared with 15.2% market share for iOS-based smartphones and other mobile devices.	3, 101	IDC Worldwide Quarterly Mobile Phone tracker, 2013Q4

13-2	According to IDC, global smartphone shipments are expected to increase from approximately 725.3 million units in 2012 to 1.7 billion units by 2017, representing a five-year CAGR of 18.4%, with the market share of smartphone increasing from approximately 41.7% to 74.7% over the same period.	101	IDC Worldwide Quarterly Mobile Phone tracker, December 2013

14-1	According to IDC, the revenue generated from mobile digital game downloads globally is expected to grow from $6.3 billion in 2012 to $14.5 billion in 2017, representing a five-year CAGR of 18.3%.	103	IDC#240600 - WW Ga-Optimized handled, Smartphone, and Table Gaming 2013-2017

1-1

Firefox | News Across Davis Polk | 中国互联网络信息中心

www.cnnic.net.cn/hlwfzyj/jcsj/

CNNIC
中国互联网络信息中心

首页 基础资源服务 基础资源运维 国家域名安全中心 科技研究 互联网发展研究 国际交流

当前位置：首页 > 互联网发展研究 > 基础数据

基础数据

2013-12-31：

网民数量	6.18亿	手机网民数	5亿
网站数	320万	国际出口带宽数	3,406,824Mbps
IPv4	3.30亿	域名数	1844万

2013-06-30：

网民数量	5.91亿	手机网民数	4.64亿
网站数	294万	国际出口带宽数	2,098,150Mbps
IPv4	3.31亿	域名数	1470万

2012-12-31：

网民数量	5.64亿	手机网民数	4.2亿
网站数	268万	国际出口带宽数	1,899,792Mbps
IPv4	3.31亿	域名数	1341万

2012-06-30：

网民数量	5.38亿	家庭宽带网民数	-
网站数	250万	国际出口带宽数	1,548,811Mbps
IPv4	3.30亿	域名数	873万

2011-12-31：

网民数量	5.13亿	家庭宽带网民数	-
网站数	230万	国际出口带宽数	1,389,529Mbps
IPv4	3.30亿	域名数	775万

2011-06-30：

1-1 Translation

Home Page	Basic Resources Service	Basic Resources Operation and Maintenance	National Domain Security Center	Technology Research	Internet Development Research	International Communication

Location: Home Page/Internet Research and Development/Basic Data

Basic Data

12/31/2013

Number of Internet Users	618 million	Number of Mobile Internet Users	500 million
Number of Websites	3.2 million	International Exit Bandwidth	3,406,824 Mbps
IPv4	330 million	Number of Domain Names	18.44 million

6/30/2013

Number of Internet Users	591 million	Number of Mobile Internet Users	464 million
Number of Websites	2.94 million	International Exit Bandwidth	2,098,150Mbps
IPv4	331 million	Number of Domain Names	14.70 million

12/31/2012

Number of Internet Users	564 million	Number of Mobile Internet Users	420 million
Number of Websites	2.68 million	International Exit Bandwidth	1,899,792Mbps
IPv4	331 million	Number of Domain Names	13.41 million

6/30/2012

Number of Internet Users	538 million	Number of Household broadband	-
Number of Websites	2.5 million	International Exit Bandwidth	1,548,811Mbps
IPv4	330 million	Number of Domain Names	8.73 million

12/31/2011

Number of Internet Users	513 million	Number of Household broadband	-
Number of Websites	2.3 million	International Exit Bandwidth	1,389,529Mbps
IPv4	330 million	Number of Domain Names	7.75 million

Worksheet: 1-1
Industry data.translation:37217393v1

2-1

Home Page
App Analysis
Website Analysis
Quality Analysis
mUserTracker
首页
App分析
网站分析
质量分析
我的监测 → My Monitoring
Options
Data Export
Print
筛选条件
数据导出
打印
Options: 已选条件: 系统工具 → Utility
Time: 时间区间: 月 2013-12 (Beta)
确定 ← Confirm
App analysis > Ranking > App ranking
App分析 > 排名 > App排名
Monthly Indicator 月度指标
Daily Indicator 日均指标
人均指标 → per capita
Monthly Active Users (10 thousands)
序号 App 大类别 小类别 月度覆盖人数（万人）
No.
Category
Sub-category
合计 18,887.66
1 金山电池医生 实用工具 系统工具 2,841.66
2 360省电王 实用工具 系统工具 2,558.64
3 ES文件浏览器 实用工具 系统工具 1,300.36
4 金山清理大师 实用工具 系统工具 1,293.40
5 WiFi万能钥匙 实用工具 系统工具 1,181.86
6 流量监测仪 实用工具 系统工具 1,151.67
7 百度网盘 实用工具 系统工具 1,108.41
8 QQ手机令牌 实用工具 系统工具 1,084.43
9 360云盘 实用工具 系统工具 1,053.05
10 Superuser 实用工具 系统工具 1,005.37
11 Iflashlight 实用工具 系统工具 887.41
1. Battery Doctor
2. 360 Battery Saver
3. ES File Explorer
4. Clean Master
5. WiFi Master
6. Data Usage Monitor
7. Baidu Cloud Storage
8. QQ Mobile phone Token
9. 360 Cloud Storage
10. Superuser
11. Iflashlight
Productivity
Utility

3-1

iUserTracker
Internet Services
Company Assets
Websites Analysis
App Analysis
Media Planning
My Monitoring
Daily Active Users Ratio
Products Report
Ranking, Category, Users' characters, Overlapping Analysis, Trend Analysis, Visit Frequency
Unit: 10 thousands
December 2013
Per month
App Analysis > App Ranking
Trend Analysis
Security Protection
安全防护
2013年12月
Daily Active Users
NO.
App
By Company Assets
Category
(10 thousands)
Monthly Active Users
Basic Indicators
Monthly Indicators
Daily Indicators
Per capita
App selected
Monthly Active Users Ratio
Initiating times per capita per day.
Effective usage Time per capita per day
(minute : second)
1. 360 Security Guard
2. 360 Anti-virus
3. Duba Anti-virus
4. QQ PC Manager
5. 360 Safebox
6. Rising Anti-virus
7. Kingsoft Defender
8. Baidu Anti-virus
9. Rising Personal Firewall
10. 360 Superkiller
11. Baidu Guard
12. McAfee
13. ESET NOD32
Security Protection

软件分析 › 软件排名

序号	软件	软件类别	日均覆盖人数 (万人)	日均覆盖人数比例 (%)	月度覆盖人数 (万人)	月度覆盖人数比例 (%)	人均单日启动次数 (次)	人均单日有效使用时间 (分秒)
	合计		30,971.1	100%	49,789.6	100%	15.72	7.14
1	360安全卫士	安全防护	24,954.4	80.57%	45,883.9	92.16%	7.01	6.01
2	360杀毒	安全防护	19,584.4	63.23%	38,815.8	77.96%	10.36	0.59
3	金山毒霸	安全防护	5,041.7	16.28%	12,221.5	24.55%	5.87	6.07
4	QQ电脑管家	安全防护	4,846.9	15.65%	11,385.8	22.87%	7.05	1.13
5	360保险箱	安全防护	4,433.3	14.31%	10,571.0	21.43%	1.59	0.08
6	瑞星杀毒软件	安全防护	2,520.2	8.14%	7,140.1	14.34%	6.82	1.30
7	金山卫士	安全防护	2,336.3	7.54%	6,202.4	12.46%	5.13	4.32
8	百度杀毒	安全防护	1,075.8	3.47%	4,110.9	8.26%	1.64	0.00
9	瑞星个人防火墙	安全防护	738.3	2.38%	2,409.2	4.84%	1.84	0.07
10	360系统急救箱	安全防护	56.7	0.18%	1,351.7	2.71%	2.26	0.13
11	百度卫士	安全防护	263.5	0.85%	1,294.8	2.60%	3.61	2.40
12	McAfee	安全防护	168.3	0.54%	731.4	1.47%	4.19	0.01
13	ESET NOD32	安全防护	382.1	1.23%	674.0	1.35%	1.61	0.00

4-1

Internet Services, Company Assets, Websites Analysis, App Analysis, Media Planning, My Monitoring, Products Report
iUserTracker
Ranking, Category, Users Characters, Overlapping Analysis, Trend Analysis, Visit Frequency
Unit: 10 thousands
December 2013
2013年12月
Websites Analysis > Ranking
By Company Assets
Trend Analysis
Monthly Active Users
Base Indicator
Monthly Indicator
Daily Indicator
Per Capita
Website selected
NO. Website
Category
(10 thousands)
Total
23,873.5
100%
48,357.4
100%
54.54
1:36
1
duba.com
745.1
3.12%
4,679.4
9.68%
2.57
0:52
Daily Active Users (10 thousands)
Daily Active Users Ratio
Monthly Active Users Ratio
Pages visited per capita per day (pages)
Effective Surfing time per capita per page (minute:second)

5-1

iResearch-2014 -Ada-Phyll-20140122.xlsx - Microsoft Excel

N222

	A	B	C	D	E	F	G	H	I
1	返回总目录								
2	[redacted]								
3		2011	2012	2013e	2014e	2015e	2016e	2017e	CAGR2012-2017 (%)
4	中国整体网民规模（亿人）	5.13	5.64	6.18	6.69	7.31	7.90	8.50	8.5%
5	增长率（%）	12.3%	9.9%	9.5%	8.4%	9.3%	8.0%	7.6%	
6	中国移动网民规模（亿人）	3.56	4.2	5.00	5.78	6.37	6.89	7.45	12.1%
7	增长率（%）	17.5%	18.0%	19.1%	15.6%	10.2%	8.2%	8.1%	
8	移动网民渗透率（%）	69.4%	74.5%	81.0%	86.4%	87.1%	87.2%	87.6%	
9	来源：2011-2012来源CNNIC，之后数据为艾瑞预测。								
10									

1. Number of China Internet Users and Mobile Internet Users Penetration Rate from 2011 through 2017

4. Number of China Internet Users (0.1 billion)

5. Growth Rate

6. Number of China Mobile Internet Users (0.1 billion)

7. Growth Rate (%)

8. Mobile Internet Users Penetration Rate (%)

9. Source: data of 2011 to 2012 is from CNNIC, others are from iResearch

5-2

13. Number of Users of China Internet Security Products in 2013

Users Penetration Rate

90												用户渗透率：	80.6%
91	[illegible]												
92		2013.1	2013.2	2013.3	2013.4	2013.5	2013.6	2013.7	2013.8	2013.9	2013.10	2013.11	2013.12
93	网络安全产品月度覆盖人数（万人）	46712.6	45296.0	47305.9	47569.6	47332.0	47336.8	47370.7	47888.3	48662.2	48838.4	49265.8	49789.8
94	增长率（%） (Growth Rate(%))		-3.0%	4.4%	0.6%	-0.5%	0.0%	0.1%	1.1%	1.6%	0.4%	0.9%	1.1%
95	来源：艾瑞咨询iUserTracker												
96													

Source: iResearch Consulting iUserTracker

Number of Monthly Users of Internet Security Products (10 thousands)

5-3

16. Number of Monthly Users of China Mobile Safe App from January to December in 2013

Users' Penetration Rate

125												用户渗透率	29.6%
126	[redacted]												
127	Number of Monthly Users (10 thousands)	2013.1	2013.2	2013.3	2013.4	2013.5	2013.6	2013.7	2013.8	2013.9	2013.10	2013.11	2013.12
128	月度覆盖人数 (万人)	11519.0	11903.3	12206.4	12325.8	12217.4	12052.4	13083.6	13592.3	13692.4	13902.1	14969.8	14778.7
129	增长率 (%) Growth Rate (%)		3.3%	2.5%	1.0%	-0.9%	-1.4%	8.6%	3.9%	0.7%	1.5%	7.7%	-1.3%
130	来源：艾瑞咨询mUserTracker												
131													

Source: iResearch mUserTracker

132	[redacted]		
133	单位：万人 (unit = 10 thousands)	2013.12月	市场覆盖度(%)
134	360手机卫士 360 Mobile Safe	9472.7	64.1%
135	腾讯手机管家 Tencent Mobile Manager	3354.3	22.7%
136	LBE安全大师 LBE Safety Master	1709.3	11.6%
137	金山手机卫士 KIS Mobile Defender	1620.5	11.0%
138	乐安全 SECUREit	733.9	5.0%
139	无重合用户量 Total (without double-counting)	13464.39	91.1%
140	来源：艾瑞咨询mUserTracker		

coverage ratio

Source: iResearch mUserTracker

17. Number of Monthly Users of Top5 Mobile Safe App in December 2013

5-4

21. China E-commerce Market Transaction Volume from 2012 to 2017

20. China Online Advertising Market Volume from 2012 to 2017

Source: Public financial statements of companies, industry interviews, and statistical prediction model estimation of iResearch

	A	B	C	D	E	F	G	H
178	[illegible]							
179	China Online Advertising Mkt Volume	2012	2013e	2014e	2015e	2016e	2017e	CAGR2012-2017 (%)
180	中国网络广告市场规模（亿元）(RMB 0.1 billion)	753	1100	1483	1968	2422	2825	30.3%
181	增长率（%）Growth Rate		46.1%	34.8%	32.7%	23.1%	16.6%	

182 注释：1.互联网广告市场规模按照媒体收入作为统计依据，不包括渠道代理商收入；2.此次统计数据包含搜索联盟的联盟广告收入，也包含搜索联盟向其他媒体网站的广告分成。

183 来源：根据企业公开财报、行业访谈及艾瑞统计预测模型估算。

184 Note: 1. Internet advertising market volume is based on media revenue, channel agents' revenue is not included.

185 2. The data includes alliance advertising revenue from search alliance, and advertising commission to other media websites from search alliance.

	A	B	C	D	E	F	G	H
186	[illegible]							
187	China E-Commerce Mkt Transaction	2012	2013e	2014e	2015e	2016e	2017e	CAGR2012-2017 (%)
188	中国电子商务市场交易规模（亿元）Volume (RMB 0.1 billion)	81991.0	99497.0	127233.7	154744.9	184770.3	215728.5	21.3%
189	增长率（%）Growth Rate	21.4%	27.9%	21.6%	19.4%	16.8%		

190 注释：电子商务市场交易规模包括网络购物（PC及移动）、O2O、B2B（中小企业和规模以上企业）、在线旅游细分市场交易规模之和。

191 来源：根据企业公开财报、行业访谈及艾瑞统计预测模型估算。

192 Note: E-commerce market transaction volume includes online shopping (PC+mobile), O2O, B2O (small and medium enterprises and scaled enterprises) and online traveling breakdowns. the aggregates of market transaction volume of

193

	A	B	C	D	E	F	G	H
194	[illegible]							
195	(RMB 0.1 billion)	2012	2013e	2014e	2015e	2016e	2017e	CAGR2012-2017 (%)
196	中国网络游戏市场规模（亿元）	670.9	891.6	1149.5	1468.0	1836.6	2245.7	27.3%
197	增长率（%）Growth Rate	24.6%	32.9%	28.9%	27.7%	25.1%	22.3%	

198 注释：1.中国网络游戏市场规模统计包括PC客户端游戏、PC浏览器网页游戏、移动端游戏；2.网络游戏市场规模包含中国大陆地区网络游戏用户消费总金额，以及中国网络游戏企业在海外网络游戏市场获得的总营收。

199 来源：根据企业公开财报、行业访谈及艾瑞统计预测模型估算。

200 23. China Internet Search Market Volume from 2012 to 2017

201

	A	B	C	D	E	F	G	H
202	[illegible]							
203	China Internet Search Market	2012	2013e	2014e	2015e	2016e	2017e	CAGR2012-2017 (%)
204	中国搜索引擎市场规模（亿元）Volume	280.6	393.2	521.8	668.8	817.9	963.3	28.0%
205	增长率（%）(RMB 0.1 billion)	24.6%	40.1%	32.7%	28.2%	22.3%	17.8%	

206 注释：搜索引擎企业收入规模为搜索引擎运营商营收总和，不包括搜索引擎渠道代理商营收。

207 来源：根据企业公开财报、行业访谈及艾瑞统计预测模型估算。

208

封面 / 目录 / 数据需求

Ready

Note: Internet search enterprises income refers to the total revenue of internet search operators, which does not include income of internet search channel agents.

Growth Rate

22. China Online Game Market Volume from 2012 to 2017

Note: 1. China online game market volume includes that from PC-based client-end games, web games and mobile games;

2. Online game market volume includes amount of consumption by China mainland online game users and total revenue of Chinese online game enterprises obtained from overseas online game markets

5-4

24. China Web Game Market Volume from 2012 to 2017

[redacted]

(RMB 0.1 billion)	2012	2013e	2014e	2015e	2016e	2017e	CAGR2012-2017 (%)
中国网页游戏市场规模（亿元）	98.1	158.7	210.6	265.0	332.0	406.0	32.9%
增长率（%） Growth Rate	47.1%	61.8%	32.7%	25.8%	25.3%	22.3%	

来源：根据企业公开财报、行业访谈及艾瑞统计预测模型估算。

Source: same as on last page

11. China Mobile Game Market Volume from 2012 to 2017

[redacted]

(RMB 0.1 billion)	2011	2012	2013e	2014e	2015e	2016e	2017e	CAGR2011-2017 (%)
中国移动游戏市场规模（亿元）	62.4	87.7	148.5	236.4	361.0	518.6	705.7	49.8%
增长率（%） Growth Rate		40.7%	69.3%	59.1%	52.7%	43.7%	36.1%	

来源：艾瑞咨询

Source: iResearch

6-1

iUserTracker

Internet Services, Company Assets, Websites Analysis, App Analysis, Media Planning, My Monitoring, Products, Report

Ranking, Category, Users Character, Overlapping Analysis, Trend Analysis, Visit Frequency

Unit: 10 thousands — March 2013 (2013年03月)

App Analysis > Overlapping

No.	Websites	Monthly Active Users (10 thousands)	Monthly Active Users Ratio (%)	Monthly Usage Time (10 thousands hours)
A	Duba Anti-virus	11,145.8	71.90%	4546.28
B	Kingsoft Defender	6,091.2	39.29%	6381.11
C	Cheetah Browser	2,699.2	17.41%	25199.92
D	Driver Genius	1,171.1	7.55%	88.01
	AUBUCUD (without double-counting)	15,502.1	100%	
	AnBnCnD (Overlapped Users)	38.4	0.25%	
	A only	6,901.5	44.52%	
	B only	2,503.9	16.15%	
	C only	858.9	5.54%	
	D only	518.1	3.34%	

1

6-1

Monthly Active Users

iUserTracker

产品演示 ? 帮助

same as last page

网络服务 | 公司资产 | 网站分析 | 软件分析 | 媒介计划 | 我的监测 | 产品报告

软件排名 | 软件类别 | 软件用户特征 | 软件重合分析 | 软件趋势分析 | 软件访问模式

两两重合: 重合全部 | unit=10 thousands 单位：万 | 按月 | June 2013 2013年06月

软件分析 › 交叉重合

Monthly Active Users Ratio → Monthly Usage Time (10 thousands)

No. 序号	Websites 网站		月度覆盖人数 (万人)	月度覆盖人数比例 (%)	月度使用时间 (万小时)
A	金山毒霸 Duba Anti-Virus	P	11,213.1	73.71%	3390.76
B	金山卫士 Kingsoft Defender	P	6,478.0	42.59%	6526.77
C	猎豹浏览器 Cheetah Browser	P	3,296.8	21.67%	26717.35
D	驱动精灵 Driver Genius	P	1,370.9	9.01%	62.52
	A∪B∪C∪D(不重复总访问人数) (without double-counting)		15,212.8	100%	
	A∩B∩C∩D(共同访问人数) (Overlapped Users)		92.2	0.61%	
	仅访问A A only		5,960.1	39.18%	
	仅访问B B only		2,099.0	13.80%	
	仅访问C C only		917.2	6.03%	
	仅访问D D only		670.8	4.41%	

2

6-1

iUserTracker

Same as last page

软件分析 › 交叉覆盖

Monthly Active Users (10 thousands)

unit: 10 thousands — 单位：万

按月 — 2013年09月 — September 2013 — 分析

No. 序号	Websites 网站	(月度覆盖人数 (万人)) Monthly Active Users (10 thousands)	月度覆盖人数比例 (%) Monthly Active Users Ratio	月度使用时间 (万小时) Monthly Usage Time (10 thousands hours)
A	金山毒霸 Duba Anti-Virus	10,628.8	73.96%	3026.11
B	金山卫士 Kingsoft Defender	6,103.7	42.47%	5734.4
C	猎豹浏览器 Cheetah Browser	3,667.3	25.52%	30515.03
D	驱动精灵 Driver Genius	1,199.5	8.35%	66.57
	A∪B∪C∪D (不重复访问人数) (without double-counting)	14,371.1	100%	
	A∩B∩C∩D (共同访问人数) (Overlapped Users)	88.2	0.61%	
	仅访问A A only	5,484.8	38.17%	
	仅访问B B only	2,139.4	14.89%	
	仅访问C C only	697.4	4.85%	
	仅访问D D only	588.6	4.10%	

3

6-1

Unit: 10 thousands

Monthly Active Users (10 thousands)

iUserTracker

网站服务 | 公司资产 | 网站分析 | 软件分析 | 媒介计划 | 我的监测 | 产品报告

软件排名 | 软件类别 | 软件用户特征 | 软件重合分析 | 软件趋势分析 | 软件访问解决

same as last page

用户类别: 重合全部 | 单位: 万 | 按月 | 2013年12月 | 分析

December 2013

软件分析 › 交叉重合

Monthly Active Users Ratio | Monthly Usage Time (10 thousands hours)

No. 序号	Websites 网站		[月度覆盖人数 (万人)]	月度覆盖人数比例 (%)	月度使用时间 (万小时)
A	金山毒霸 Duba Anti-virus		12,221.5	74.86%	16582.96
B	金山卫士 Kingsoft Defender		6,202.4	37.99%	5444.45
C	猎豹浏览器 Cheetah Browser		4,749.8	29.09%	40644.34
D	驱动精灵 Driver Genius		1,021.5	6.26%	82.98
	AUBUCUD(不重复总访问人数) (without double-counting)		16,325.4	100%	
	AnBnCnD(共同访问人数) (Overlapped Users)		38.1	0.23%	
	仅访问A A only		6,279.5	38.46%	
	仅访问B B only		2,174.0	13.32%	
	仅访问C C only		1,033.1	6.33%	
	仅访问D D only		448.7	2.75%	

4

7-1

	A	B	C	D	E	F	G	H	I	J	K	L	M	N
1	Rank	Categor	Store	Device	Type	Country	Period	Version	App ID	App Name	Value	Unit	Value Ty	Appl
2	1	Overall	Google Pl	Google Pl	Free	ALL	2013-12	4.0	com.faceb	Facebook	30,797,591	Download	Estimate	http://\
3	2	Overall	Google Pl	Google Pl	Free	ALL	2013-12	4.0	com.whats	WhatsApp Messenger	27,331,279	Download	Estimate	http://\
4	3	Overall	Google Pl	Google Pl	Free	ALL	2013-12	4.0	com.faceb	Facebook Messenger	22,142,284	Download	Estimate	http://\
5	4	Overall	Google Pl	Google Pl	Free	ALL	2013-12	4.0	com.king.c	Candy Crush Saga	20,294,908	Download	Estimate	http://\
6	5	Overall	Google Pl	Google Pl	Free	ALL	2013-12	4.0	com.kiloo.s	Subway Surfers	16,866,265	Download	Estimate	http://\
7	6	Overall	Google Pl	Google Pl	Free	ALL	2013-12	4.0	com.skype	Skype - free IM & videc	16,317,680	Download	Estimate	http://\
8	7	Overall	Google Pl	Google Pl	Free	ALL	2013-12	4.0	com.instag	Instagram	15,954,480	Download	Estimate	http://\
9	8	Overall	Google Pl	Google Pl	Free	ALL	2013-12	4.0	me.pou.ap	Pou	14,496,714	Download	Estimate	http://\
10	9	Overall	Google Pl	Google Pl	Free	ALL	2013-12	4.0	com.clean	Clean Master (Cleaner)	13,709,759	Download	Estimate	http://\
11	10	Overall	Google Pl	Google Pl	Free	ALL	2013-12	4.0	com.outfit	My Talking Tom	13,395,652	Download	Estimate	http://\
12	11	Overall	Google Pl	Google Pl	Free	ALL	2013-12	4.0	com.skgar	Traffic Racer	12,529,308	Download	Estimate	http://\
13	12	Overall	Google Pl	Google Pl	Free	ALL	2013-12	4.0	com.game	Despicable Me	11,711,724	Download	Estimate	http://\
14	13	Overall	Google Pl	Google Pl	Free	ALL	2013-12	4.0	com.imang	Temple Run 2	10,924,031	Download	Estimate	http://\
15	14	Overall	Google Pl	Google Pl	Free	ALL	2013-12	4.0	com.finger	Hill Climb Racing	10,919,307	Download	Estimate	http://\
16	15	Overall	Google Pl	Google Pl	Free	ALL	2013-12	4.0	jp.naver.lin	LINE: Free Calls & Mes	9,738,136	Download	Estimate	http://\
17	16	Overall	Google Pl	Google Pl	Free	ALL	2013-12	4.0	com.twitter	Twitter	9,670,655	Download	Estimate	http://\
18	17	Overall	Google Pl	Google Pl	Free	ALL	2013-12	4.0	com.rovio.	Angry Birds Go!	9,631,654	Download	Estimate	http://\
19	18	Overall	Google Pl	Google Pl	Free	ALL	2013-12	4.0	com.viber	Viber	9,298,855	Download	Estimate	http://\

7-2

	A	B	C	D	E	F	G	H	I	J	K	L	M	N
1	Rank	Categ	Store	Devic	Type	Count	Perioc	Versic	App II	App Name	Value	Unit	Value	Appl
2	1	Productivit	Google Pl	Google Pl	Free	ALL	2013-12	4.0	com.surpa	Super-Bright LED Flash	7,698,373	Downloads	Estimate	http://\
3	2	Productivit	Google Pl	Google Pl	Free	ALL	2013-12	4.0	com.adob	Adobe Reader	6,939,658	Downloads	Estimate	http://\
4	3	Productivit	Google Pl	Google Pl	Free	ALL	2013-12	4.0	com.dianx	DU Battery Saver & Wi	3,904,977	Downloads	Estimate	http://\
5	4	Productivit	Google Pl	Google Pl	Free	ALL	2013-12	4.0	com.estro	ES File Explorer File M	3,646,326	Downloads	Estimate	http://\
6	5	Productivit	Google Pl	Google Pl	Free	ALL	2013-12	4.0	com.dropb	Dropbox	2,932,990	Downloads	Estimate	http://\
7	6	Productivit	Google Pl	Google Pl	Free	ALL	2013-12	4.0	com.jinshi	Battery Doctor (Battery	2,828,819	Downloads	Estimate	http://\
8	7	Productivit	Google Pl	Google Pl	Free	ALL	2013-12	4.0	com.qihoo	360 Mobile Security- A	2,508,015	Downloads	Estimate	http://\
9	8	Productivit	Google Pl	Google Pl	Free	ALL	2013-12	4.0	com.socia	ColorNote Notepad Not	2,450,538	Downloads	Estimate	http://\
10	9	Productivit	Google Pl	Google Pl	Free	ALL	2013-12	4.0	com.googl	Google Drive	2,382,259	Downloads	Estimate	http://\
11	10	Productivit	Google Pl	Google Pl	Free	ALL	2013-12	4.0	com.intsig	CamScanner -Phone P	1,631,931	Downloads	Estimate	http://\
12	11	Productivit	Google Pl	Google Pl	Free	ALL	2013-12	4.0	la.droid.qr	QR Droid™	1,577,994	Downloads	Estimate	http://\
13	12	Productivit	Google Pl	Google Pl	Free	ALL	2013-12	4.0	com.rechil	Advanced Task Killer	1,533,641	Downloads	Estimate	http://\
14	13	Productivit	Google Pl	Google Pl	Free	ALL	2013-12	4.0	com.evern	Evernote	1,428,441	Downloads	Estimate	http://\
15	14	Productivit	Google Pl	Google Pl	Free	ALL	2013-12	4.0	com.metac	ASTRO File Manager w	1,426,053	Downloads	Estimate	http://\

8-1

1		Total Apps	Published Apps	Unpublished Apps
2	iOS	1,462,797	1,055,887	406,910
3	Google Play	1,822,810	1,136,028	686,782
4

9-1

M2 =SUM(H26:H49)+SUM(H74:H97)

	A	B	C	H	I	K	L	M
1	Ca	Store	Device	Value	Unit	Value T	2012	2013
2	Overa	Google Play	Google Play	1291928787	Download	Estimate	38,224,927,735	55,579,523,285
3	Overa	Google Play	Google Play	17188634	Download	Estimate		
4	Overa	Google Play	Google Play	1250164550	Download	Estimate	Paid apps	1,811,560,072
5	Overa	Google Play	Google Play	16140876	Download	Estimate	As % of total apps	3.3%
6	Overa	Google Play	Google Play	1241902948	Download	Estimate		
7	Overa	Google Play	Google Play	21331284	Download	Estimate	Data Source:	App Annie Intelligence Market Size Report
8	Overa	Google Play	Google Play	1193920650	Download	Estimate		
9	Overa	Google Play	Google Play	15368932	Download	Estimate		
10	Overa	Google Play	Google Play	1115145193	Download	Estimate	For Referrence:	2013 Total Downlaod of GP
11	Overa	Google Play	Google Play	15338673	Download	Estimate		29,905,624,660
12	Overa	Google Play	Google Play	1291249148	Download	Estimate		
13	Overa	Google Play	Google Play	15987540	Download	Estimate		
14	Overa	Google Play	Google Play	1478746247	Download	Estimate		
15	Overa	Google Play	Google Play	17397736	Download	Estimate		
16	Overa	Google Play	Google Play	1582576670	Download	Estimate		
17	Overa	Google Play	Google Play	18381767	Download	Estimate		
18	Overa	Google Play	Google Play	1609409217	Download	Estimate		
19	Overa	Google Play	Google Play	22795604	Download	Estimate		
20	Overa	Google Play	Google Play	1637925654	Download	Estimate		
21	Overa	Google Play	Google Play	17996821	Download	Estimate		
22	Overa	Google Play	Google Play	1669174202	Download	Estimate		
23	Overa	Google Play	Google Play	18170591	Download	Estimate		
24	Overa	Google Play	Google Play	2050543935	Download	Estimate		
25	Overa	Google Play	Google Play	26010443	Download	Estimate		
26	Overa	Google Play	Google Play	2286494380	Download	Estimate		
27	Overa	Google Play	Google Play	24165060	Download	Estimate		
28	Overa	Google Play	Google Play	1946715492	Download	Estimate		
29	Overa	Google Play	Google Play	21019278	Download	Estimate		
30	Overa	Google Play	Google Play	2240934611	Download	Estimate		
31	Overa	Google Play	Google Play	23159865	Download	Estimate		
32	Overa	Google Play	Google Play	2104599264	Download	Estimate		
33	Overa	Google Play	Google Play	22046981	Download	Estimate		
34	Overa	Google Play	Google Play	2315239407	Download	Estimate		
35	Overa	Google Play	Google Play	22908593	Download	Estimate		
36	Overa	Google Play	Google Play	2324693268	Download	Estimate		
37	Overa	Google Play	Google Play	23477424	Download	Estimate		
38	Overa	Google Play	Google Play	2594709732	Download	Estimate		

1

9-1

38	Overall	Google Play	Google Play	2594709732	Download	Estimate	
39	Overall	Google Play	Google Play	25154618	Download	Estimate	
40	Overall	Google Play	Google Play	2678294612	Download	Estimate	
41	Overall	Google Play	Google Play	24701210	Download	Estimate	
42	Overall	Google Play	Google Play	2592528802	Download	Estimate	
43	Overall	Google Play	Google Play	24531885	Download	Estimate	
44	Overall	Google Play	Google Play	2677601612	Download	Estimate	
45	Overall	Google Play	Google Play	25585514	Download	Estimate	
46	Overall	Google Play	Google Play	2699134702	Download	Estimate	
47	Overall	Google Play	Google Play	24489556	Download	Estimate	
48	Overall	Google Play	Google Play	3156371774	Download	Estimate	
49	Overall	Google Play	Google Play	27067020	Download	Estimate	
50	Overall	iOS	iOS	151,914,632	Download	Estimate	
51	Overall	iOS	iOS	1,688,610,139	Download	Estimate	
52	Overall	iOS	iOS	120,778,069	Download	Estimate	
53	Overall	iOS	iOS	1,409,823,671	Download	Estimate	
54	Overall	iOS	iOS	137,730,388	Download	Estimate	
55	Overall	iOS	iOS	1,492,873,779	Download	Estimate	
56	Overall	iOS	iOS	131,123,886	Download	Estimate	
57	Overall	iOS	iOS	1,480,758,900	Download	Estimate	
58	Overall	iOS	iOS	122,840,399	Download	Estimate	
59	Overall	iOS	iOS	1,489,030,123	Download	Estimate	
60	Overall	iOS	iOS	124,825,358	Download	Estimate	
61	Overall	iOS	iOS	1,459,115,571	Download	Estimate	
62	Overall	iOS	iOS	125,609,219	Download	Estimate	
63	Overall	iOS	iOS	1,548,039,161	Download	Estimate	
64	Overall	iOS	iOS	130,229,499	Download	Estimate	
65	Overall	iOS	iOS	1,497,135,276	Download	Estimate	
66	Overall	iOS	iOS	124,905,363	Download	Estimate	
67	Overall	iOS	iOS	1,476,728,373	Download	Estimate	
68	Overall	iOS	iOS	118,692,954	Download	Estimate	
69	Overall	iOS	iOS	1,579,557,283	Download	Estimate	
70	Overall	iOS	iOS	127,465,943	Download	Estimate	
71	Overall	iOS	iOS	1,668,696,248	Download	Estimate	
72	Overall	iOS	iOS	156,596,060	Download	Estimate	
73	Overall	iOS	iOS	2,227,051,339	Download	Estimate	
74	Overall	iOS	iOS	145,800,912	Download	Estimate	

2

9-1

75	Overall	iOS	iOS	2,304,754,482	Download	Estimate	
76	Overall	iOS	iOS	122,611,462	Download	Estimate	
77	Overall	iOS	iOS	1,917,912,929	Download	Estimate	
78	Overall	iOS	iOS	136,928,736	Download	Estimate	
79	Overall	iOS	iOS	2,026,222,537	Download	Estimate	
80	Overall	iOS	iOS	127,409,715	Download	Estimate	
81	Overall	iOS	iOS	1,875,469,602	Download	Estimate	
82	Overall	iOS	iOS	129,538,948	Download	Estimate	
83	Overall	iOS	iOS	1,915,064,657	Download	Estimate	
84	Overall	iOS	iOS	125,425,746	Download	Estimate	
85	Overall	iOS	iOS	2,059,012,169	Download	Estimate	
86	Overall	iOS	iOS	126,866,273	Download	Estimate	
87	Overall	iOS	iOS	2,162,345,187	Download	Estimate	
88	Overall	iOS	iOS	125,348,210	Download	Estimate	
89	Overall	iOS	iOS	2,014,762,812	Download	Estimate	
90	Overall	iOS	iOS	116,486,780	Download	Estimate	
91	Overall	iOS	iOS	1,851,038,953	Download	Estimate	
92	Overall	iOS	iOS	121,827,487	Download	Estimate	
93	Overall	iOS	iOS	1,882,157,774	Download	Estimate	
94	Overall	iOS	iOS	117,953,643	Download	Estimate	
95	Overall	iOS	iOS	1933753133	Download	Estimate	
96	Overall	iOS	iOS	127055156	Download	Estimate	
97	Overall	iOS	iOS	2208151323	Download	Estimate	

3

9-2

Category	Store	Device	Type	Country	Period	Version	Value	Unit	Value Type
Communicat	Google Play	Google Pla	Free	Worldwid	2013-01	4	156783928	Downloads	Estimate
Communicat	Google Play	Google Pla	Paid	Worldwid	2013-01	4	842565	Downloads	Estimate
Social	Google Play	Google Pla	Free	Worldwid	2013-01	4	101201782	Downloads	Estimate
Social	Google Play	Google Pla	Paid	Worldwid	2013-01	4	588934	Downloads	Estimate
Tools	Google Play	Google Pla	Free	Worldwid	2013-01	4	158061939	Downloads	Estimate
Tools	Google Play	Google Pla	Paid	Worldwid	2013-01	4	1581485	Downloads	Estimate
Communicat	Google Play	Google Pla	Free	Worldwid	2013-02	4	129686699	Downloads	Estimate
Communicat	Google Play	Google Pla	Paid	Worldwid	2013-02	4	708850	Downloads	Estimate
Social	Google Play	Google Pla	Free	Worldwid	2013-02	4	86043722	Downloads	Estimate
Social	Google Play	Google Pla	Paid	Worldwid	2013-02	4	478325	Downloads	Estimate
Tools	Google Play	Google Pla	Free	Worldwid	2013-02	4	133774573	Downloads	Estimate
Tools	Google Play	Google Pla	Paid	Worldwid	2013-02	4	1378519	Downloads	Estimate
Communicat	Google Play	Google Pla	Free	Worldwid	2013-03	4	159031979	Downloads	Estimate
Communicat	Google Play	Google Pla	Paid	Worldwid	2013-03	4	893156	Downloads	Estimate
Social	Google Play	Google Pla	Free	Worldwid	2013-03	4	107605374	Downloads	Estimate
Social	Google Play	Google Pla	Paid	Worldwid	2013-03	4	507151	Downloads	Estimate
Tools	Google Play	Google Pla	Free	Worldwid	2013-03	4	152651543	Downloads	Estimate
Tools	Google Play	Google Pla	Paid	Worldwid	2013-03	4	1600502	Downloads	Estimate
Communicat	Google Play	Google Pla	Free	Worldwid	2013-04	4	146382250	Downloads	Estimate
Communicat	Google Play	Google Pla	Paid	Worldwid	2013-04	4	790316	Downloads	Estimate
Social	Google Play	Google Pla	Free	Worldwid	2013-04	4	98460713	Downloads	Estimate
Social	Google Play	Google Pla	Paid	Worldwid	2013-04	4	567392	Downloads	Estimate
Tools	Google Play	Google Pla	Free	Worldwid	2013-04	4	138873721	Downloads	Estimate
Tools	Google Play	Google Pla	Paid	Worldwid	2013-04	4	1443726	Downloads	Estimate
Communicat	Google Play	Google Pla	Free	Worldwid	2013-05	4	167033114	Downloads	Estimate
Communicat	Google Play	Google Pla	Paid	Worldwid	2013-05	4	812600	Downloads	Estimate
Social	Google Play	Google Pla	Free	Worldwid	2013-05	4	109568154	Downloads	Estimate
Social	Google Play	Google Pla	Paid	Worldwid	2013-05	4	570850	Downloads	Estimate
Tools	Google Play	Google Pla	Free	Worldwid	2013-05	4	160809812	Downloads	Estimate

1

Worksheet: App_Annie_Intelligence_Market_S
Total Download in 3 Categories _Google Play_2013Jan-2013Dec:37146849v1

9-2

Tools	Google Play	Google Pla	Paid	Worldwid	2013-05	4	1493014	Downloads	Estimate
Communicat	Google Play	Google Pla	Free	Worldwid	2013-06	4	179917044	Downloads	Estimate
Communicat	Google Play	Google Pla	Paid	Worldwid	2013-06	4	835899	Downloads	Estimate
Social	Google Play	Google Pla	Free	Worldwid	2013-06	4	117351889	Downloads	Estimate
Social	Google Play	Google Pla	Paid	Worldwid	2013-06	4	519562	Downloads	Estimate
Tools	Google Play	Google Pla	Free	Worldwid	2013-06	4	157745651	Downloads	Estimate
Tools	Google Play	Google Pla	Paid	Worldwid	2013-06	4	1570470	Downloads	Estimate
Communicat	Google Play	Google Pla	Free	Worldwid	2013-07	4	213117089	Downloads	Estimate
Communicat	Google Play	Google Pla	Paid	Worldwid	2013-07	4	875378	Downloads	Estimate
Social	Google Play	Google Pla	Free	Worldwid	2013-07	4	132630394	Downloads	Estimate
Social	Google Play	Google Pla	Paid	Worldwid	2013-07	4	604014	Downloads	Estimate
Tools	Google Play	Google Pla	Free	Worldwid	2013-07	4	170021817	Downloads	Estimate
Tools	Google Play	Google Pla	Paid	Worldwid	2013-07	4	1592495	Downloads	Estimate
Communicat	Google Play	Google Pla	Free	Worldwid	2013-08	4	207652525	Downloads	Estimate
Communicat	Google Play	Google Pla	Paid	Worldwid	2013-08	4	824915	Downloads	Estimate
Social	Google Play	Google Pla	Free	Worldwid	2013-08	4	139001794	Downloads	Estimate
Social	Google Play	Google Pla	Paid	Worldwid	2013-08	4	618136	Downloads	Estimate
Tools	Google Play	Google Pla	Free	Worldwid	2013-08	4	187914912	Downloads	Estimate
Tools	Google Play	Google Pla	Paid	Worldwid	2013-08	4	1652775	Downloads	Estimate
Communicat	Google Play	Google Pla	Free	Worldwid	2013-09	4	193564903	Downloads	Estimate
Communicat	Google Play	Google Pla	Paid	Worldwid	2013-09	4	818665	Downloads	Estimate
Social	Google Play	Google Pla	Free	Worldwid	2013-09	4	141090527	Downloads	Estimate
Social	Google Play	Google Pla	Paid	Worldwid	2013-09	4	598230	Downloads	Estimate
Tools	Google Play	Google Pla	Free	Worldwid	2013-09	4	187811154	Downloads	Estimate
Tools	Google Play	Google Pla	Paid	Worldwid	2013-09	4	1620858	Downloads	Estimate
Communicat	Google Play	Google Pla	Free	Worldwid	2013-10	4	194138611	Downloads	Estimate
Communicat	Google Play	Google Pla	Paid	Worldwid	2013-10	4	933389	Downloads	Estimate
Social	Google Play	Google Pla	Free	Worldwid	2013-10	4	132912770	Downloads	Estimate
Social	Google Play	Google Pla	Paid	Worldwid	2013-10	4	705436	Downloads	Estimate
Tools	Google Play	Google Pla	Free	Worldwid	2013-10	4	186146549	Downloads	Estimate

2

Worksheet: App_Annie_Intelligence_Market_S
Total Download in 3 Categories _Google Play_2013Jan-2013Dec:37146849v1

9-2

Tools	Google Play	Google Play	Paid	Worldwide	2013-10	4	1637509	Downloads	Estimate
Communicat	Google Play	Google Play	Free	Worldwide	2013-11	4	210364995	Downloads	Estimate
Communicat	Google Play	Google Play	Paid	Worldwide	2013-11	4	874842	Downloads	Estimate
Social	Google Play	Google Play	Free	Worldwide	2013-11	4	143025952	Downloads	Estimate
Social	Google Play	Google Play	Paid	Worldwide	2013-11	4	668588	Downloads	Estimate
Tools	Google Play	Google Play	Free	Worldwide	2013-11	4	192579467	Downloads	Estimate
Tools	Google Play	Google Play	Paid	Worldwide	2013-11	4	1565666	Downloads	Estimate
Communicat	Google Play	Google Play	Free	Worldwide	2013-12	4	230000525	Downloads	Estimate
Communicat	Google Play	Google Play	Paid	Worldwide	2013-12	4	933886	Downloads	Estimate
Social	Google Play	Google Play	Free	Worldwide	2013-12	4	159358255	Downloads	Estimate
Social	Google Play	Google Play	Paid	Worldwide	2013-12	4	684394	Downloads	Estimate
Tools	Google Play	Google Play	Free	Worldwide	2013-12	4	212670333	Downloads	Estimate
Tools	Google Play	Google Play	Paid	Worldwide	2013-12	4	1709233	Downloads	Estimate
					Sub-total		5,731,088,184		
								Source: Total Market Size WW iOS and GP_Download_2012Jan-2013Dec.xlsx	
					Total		29,905,624,660		
					Market share		19.2%		

3

Worksheet: App_Annie_Intelligence_Market_S
Total Download in 3 Categories _Google Play_2013Jan-2013Dec:37146849v1

10-1

	A	B	C	D	E	F	G	H
1	Unified App (Parent Company)	App Name (Unified)	Category Filter	AppUnifiedSSURL	ParentCompanySSURL	Country Name	Parent Company Name	Free Downloads
2	Facebook (Facebook)	Facebook	All - Overall	http://www.appannie.com/apps/all-stores/app/10	http://www.appannie.com/company/10(	_Worldwide	Facebook	169,655 K
3	WhatsApp Messenger (WhatsApp	WhatsApp Messenger	All - Overall	http://www.appannie.com/apps/all-stores/app/10	http://www.appannie.com/company/10(	_Worldwide	WhatsApp	141,674 K
4	Facebook Messenger (Facebook)	Facebook Messenger	All - Overall	http://www.appannie.com/apps/all-stores/app/10	http://www.appannie.com/company/10(	_Worldwide	Facebook	87,142 K
5	Skype (Microsoft)	Skype	All - Overall	http://www.appannie.com/apps/all-stores/app/10	http://www.appannie.com/company/10(	_Worldwide	Microsoft	83,768 K
6	Instagram (Facebook)	Instagram	All - Overall	http://www.appannie.com/apps/all-stores/app/10	http://www.appannie.com/company/10(	_Worldwide	Facebook	81,939 K
7	LINE (LINE Corporation)	LINE	All - Overall	http://www.appannie.com/apps/all-stores/app/10	http://www.appannie.com/company/10(	_Worldwide	LINE Corporation	70,507 K
8	Clean Master (Kingsoft Internet So	Clean Master	All - Overall	http://www.appannie.com/apps/all-stores/app/10	Http://www.appannie.com/company/10(	_Worldwide	Kingsoft Internet Software	54,507 K
9	Twitter (Twitter)	Twitter	All - Overall	http://www.appannie.com/apps/all-stores/app/10	http://www.appannie.com/company/10(	_Worldwide	Twitter	53,259 K
10	WeChat (Tencent)	WeChat	All - Overall	http://www.appannie.com/apps/all-stores/app/10	http://www.appannie.com/company/10(	_Worldwide	Tencent	43,695 K
11								
12	Period: 2H2013

11-1

Firefox | App Annie Index Apps - LINE Tops the R... | +

blog.appannie.com/app-annie-index-apps-december-2013/

Wallpapers for iOS 7 by Pimp Your Screen went straight to the top ranks in Russia, and soon followed in markets such as Japan in December.

Top Publishers by Monthly Downloads Excluding Games Google Play December 2013

	Publisher	Rank Change vs. Nov 2013	Headquarters	Total Apps (incl. games)
1	Facebook	-	United States	8
2	Google	-	United States	127
3	Sungy Mobile	-	China	2200
4	WhatsApp	-	United States	2
5	Outfit 7	-	Cyprus	34
6	Kingsoft Internet Software	▲ 1	China	28
7	Microsoft	▼ 1	United States	40
8	LINE	-	Japan	100
9	Twitter	-	United States	5
10	NAVER	-	South Korea	1062

App Annie SOURCE App Annie Index

The top publishers by downloads for the month in Google Play remained largely stable, with only Kingsoft Internet Software able to climb the ranks. Their *Clean Master* app continued to perform well worldwide as it received a major version update in December that provides users with visualizations and statistics detailing their phone storage use.

11-2

Firefox | App Annie Index Apps - LINE Tops the R... | +

blog.appannie.com/app-annie-index-apps-december-2013/

	App	Rank Change vs. Nov 2013	Publisher	Headquarters	Category
1	Facebook	-	Facebook	United States	Social
2	WhatsApp Messenger	-	WhatsApp	United States	Communication
3	Facebook Messenger	▲ 1	Facebook	United States	Communication
4	Skype	▲ 1	Microsoft	United States	Communication
5	Instagram	▼ 2	Facebook	United States	Social
6	Clean Master	▲ 1	Kingsoft Internet Software	China	Tools
7	LINE	▼ 1	LINE	Japan	Communication
8	Twitter	-	Twitter	United States	Social
9	Viber	-	Viber Media	Cyprus	Communication
10	AntiVirus Security	▲ 2	AVG	Czech Republic	Communication

App Annie SOURCE App Annie Index

Messaging apps also remained popular on Google Play, with gains for both *Facebook Messenger* and *Skype* giving messaging apps three of the top four positions for Google Play downloads in December. *Skype* **featured** on the Google Play home page in several countries throughout December, notably within the Starter Kit section in major markets such as the United States.

AVG's *AntiVirus Security* also moved into the Top 10 for Google Play downloads in December. Its entrance into the Top 10 capped a strong year for AVG and *AntiVirus Security*, having surpassed **100 million lifetime downloads** in November. Although remaining significantly smaller than the general version, *AntiVirus Security* designed specifically for

12-1

B38 | f_x | Mobile Users

	B	C	D	E	F	G	H	I	J	K	L
17											
18	Internet Users	2009	2010	2011	2012	2013	2014	2015	2016	2017	AGR 2012 - 201
19	**Total**										
20	Number of Internet Us	1,761,341,100	1,977,659,182	2,202,064,607	2,446,614,925	2,662,175,960	2,882,190,785	3,103,049,016	3,318,697,132	3,549,004,036	7.7%
21	% population using the	25%	27%	30%	33%	36%	38%	41%	43%	46%	
22											
23	**Internet Users By Segment**										
24	Personal Internet User	1,706,320,925	1,914,190,046	2,129,751,800	2,364,406,750	2,571,398,898	2,782,525,821	2,994,384,654	3,201,222,050	3,421,954,485	7.7%
25	Small Business Interne	255,420,492	285,060,150	315,965,002	348,558,850	377,964,590	407,488,172	436,800,636	465,335,763	495,090,555	7.3%
26	Medium/Large Busines	571,057,577	651,629,506	736,124,870	830,393,529	912,244,622	996,912,419	1,082,600,133	1,166,469,660	1,257,442,617	8.7%
27	Government Internet U	143,689,018	162,663,018	182,976,101	204,596,439	224,052,389	243,698,406	263,302,267	282,425,441	302,485,735	8.1%
28	Education Internet Us	190,924,074	213,125,767	237,199,339	263,528,084	286,793,317	310,634,865	334,629,146	358,090,259	383,207,725	7.8%
29	*Note: Sum greater tha*										
30											
31	**By Access Mode**										
32	**By Access Profile**										
33	Wireline-only Users	1,331,618,457	1,395,001,839	1,370,814,902	1,353,359,795	1,300,825,922	1,276,700,172	1,270,114,464	1,264,361,496	1,274,847,845	-1.2%
34	Wireline-and-Mobile Us	390,506,403	509,152,843	713,449,842	919,736,910	1,129,393,659	1,307,933,034	1,459,415,973	1,603,905,932	1,732,514,170	13.5%
35	Mobile-only Users	39,216,240	73,504,500	117,799,863	173,518,221	231,956,379	297,557,579	373,518,579	450,429,703	541,642,020	25.6%
36	**Aggregated User Numbers**										
37	Wireline Users	1,722,124,860	1,904,154,682	2,084,264,744	2,273,096,705	2,430,219,581	2,584,633,206	2,729,530,437	2,868,267,428	3,007,362,016	5.8%
38	Mobile Users	429,722,643	582,657,342	831,249,705	1,093,255,130	1,361,350,038	1,605,490,613	1,832,934,552	2,054,335,636	2,274,156,191	15.8%
39	*Note: Sum greater than total number of Internet users because one person may be use both*

12-2

371	Advertising	2009	2010	2011	2012	2013	2014	2015	2016	2017	AGR 2012 - 201
398	**Internet Advertising By Ad Format**										
399	**$ Spending by Ad Format**										
400	Online Search	$29,483,617,248	$33,474,837,755	$38,615,976,026	$43,095,348,739	$46,923,898,391	$50,522,815,954	$53,419,717,701	$56,465,819,076	$59,126,558,776	6.5%
401	Online Display	$13,117,383,804	$15,545,446,911	$18,304,017,017	$20,642,603,361	$22,382,328,101	$24,267,412,023	$26,234,102,929	$28,232,652,794	$29,991,343,094	7.8%
402	Online Rich Media	$4,398,233,589	$4,879,769,024	$6,082,429,793	$6,400,988,587	$6,965,008,350	$7,511,963,620	$8,046,253,360	$8,714,445,795	$9,305,019,984	7.8%
403	Online Video	$1,149,823,014	$2,154,207,949	$3,067,204,372	$3,855,036,975	$4,938,625,327	$6,138,928,947	$7,453,774,474	$8,806,528,378	$10,201,471,923	21.5%
404	Online Classifieds	$9,656,409,201	$10,217,238,049	$11,199,301,462	$11,110,700,713	$10,930,721,874	$10,637,465,429	$10,318,090,077	$10,081,238,789	$9,761,530,124	-2.6%
405	Mobile Search	$946,423,348	$1,938,378,070	$3,591,807,805	$5,484,018,203	$8,326,913,944	$12,024,483,316	$16,369,641,670	$21,438,199,008	$26,878,480,477	37.4%
406	Mobile Display	$1,098,853,024	$1,737,413,164	$2,749,578,178	$4,520,852,712	$6,905,316,654	$10,207,931,436	$14,321,779,003	$19,452,010,181	$25,321,061,915	41.1%
407	Other	$4,113,622,729	$4,816,968,386	$6,427,095,637	$5,957,100,822	$6,057,372,439	$6,158,311,764	$6,267,201,022	$6,363,448,638	$6,359,577,244	1.3%
408	Total	$63,970,365,954	$74,764,259,308	$90,037,410,291	$101,066,650,112	$113,430,185,080	$127,469,312,490	#############	$159,554,342,658	$176,945,046,537	11.9%
409	**% Spending by Ad Format**										
410	Online Search	46.1%	44.8%	42.9%	42.6%	41.4%	39.6%	37.5%	35.4%	33.4%	
411	Online Display	20.5%	20.8%	20.3%	20.4%	19.7%	19.0%	18.4%	17.7%	16.9%	
412	Online Rich Media	6.9%	6.5%	6.8%	6.3%	6.1%	5.9%	5.6%	5.5%	5.3%	
413	Online Video	1.8%	2.9%	3.4%	3.8%	4.4%	4.8%	5.2%	5.5%	5.8%	
414	Classified	15.1%	13.7%	12.4%	11.0%	9.6%	8.3%	7.2%	6.3%	5.5%	
415	Mobile Search	1.5%	2.6%	4.0%	5.4%	7.3%	9.4%	11.5%	13.4%	15.2%	
416	Mobile Display	1.7%	2.3%	3.1%	4.5%	6.1%	8.0%	10.1%	12.2%	14.3%	
417	Other	6.4%	6.4%	7.1%	5.9%	5.3%	4.8%	4.4%	4.0%	3.6%	
418											
419	**Mobile Internet Advertising By Ad Format**										
420	**$ Spending by Ad Format**										
421	Mobile Search	$946,423,348	$1,938,378,070	$3,591,807,805	$5,484,018,203	$8,326,913,944	$12,024,483,316	$16,369,641,670	$21,438,199,008	$26,878,480,477	37.4%
422	Mobile Display	$1,098,853,024	$1,737,413,164	$2,749,578,178	$4,520,852,712	$6,905,316,654	$10,207,931,436	$14,321,779,003	$19,452,010,181	$25,321,061,915	41.1%
423	Total	$2,045,276,371	$3,675,791,234	$6,341,385,983	$10,004,870,915	$15,232,230,598	$22,232,414,752	$30,691,420,673	$40,890,209,189	$52,199,542,392	39.2%
424	**% Spending by Ad Format**										
425	Search	46.3%	52.7%	56.6%	54.8%	54.7%	54.1%	53.3%	52.4%	51.5%	
426	Display	53.7%	47.3%	43.4%	45.2%	45.3%	45.9%	46.7%	47.6%	48.5%

12-3

371	Advertising	2009	2010	2011	2012	2013	2014	2015	2016	2017	CAGR 2012 - 2017
419	**Mobile Internet Advertising By Ad Format**										
420	**$ Spending by Ad Format**										
421	Mobile Search	$250,020,930	$746,648,264	$1,703,553,887	$2,863,502,508	$4,469,734,746	$6,446,438,470	$8,742,115,849	$11,366,247,202	$14,161,368,963	37.7%
422	Mobile Display	$151,316,160	$361,657,083	$784,036,695	$1,826,377,695	$3,005,084,070	$4,629,075,421	$6,780,006,067	$9,534,426,216	$12,798,814,401	47.6%
423	Total	$401,337,091	$1,108,305,347	$2,487,590,582	$4,689,880,203	$7,474,818,816	$11,075,513,890	$15,522,121,916	$20,900,673,419	$26,960,183,364	41.9%
424	% Spending by Ad Format										
425	Search	62.3%	67.4%	68.5%	61.1%	59.8%	58.2%	56.3%	54.4%	52.5%	
426	Display	37.7%	32.6%	31.5%	38.9%	40.2%	41.8%	43.7%	45.6%	47.5%	
427

13-1

IDC Mobile Phone Tracker

Welcome Page | How to Use | Taxonomy | Exchange Rates | Forecast Changes |

Forecast Data

New naming convention changes have been implemented in all deliverables, for details click here

Product Category	OS	2013	2014	2015	2016	2017	2018
Smartphone	Android	793,633,852	950,524,533	1,069,626,802	1,171,007,965	1,257,807,049	1,321,129,957
	BlackBerry OS	19,237,019	11,854,469	10,302,741	7,920,822	6,027,156	5,942,210
	Firefox OS	223,695	2,090,834	4,397,433	6,606,511	8,835,121	11,224,882
	iOS	153,448,184	179,936,470	201,516,226	220,398,531	236,378,522	249,622,525
	Linux	7,095,158	10,014,450	10,726,388	12,187,470	13,639,236	11,856,704
	Maemo/MeeGo	5,936					
	Symbian	2,542,615	1,430,000	1,150,000	200,000		
	Tizen		1,564,935	5,176,878	9,541,181	13,093,165	17,618,388
	Windows Mobile	8,888					
	Windows Phone	33,447,524	46,997,363	65,333,640	84,052,237	103,307,047	121,821,496
Smartphone Total		1,009,642,871	1,204,413,674	1,369,232,108	1,511,914,717	1,637,085,296	1,738,616,162
Android		78.6%	78.9%	78.1%	77.5%	76.8%	76.0%
iOS		15.2%	14.9%	14.7%	14.6%	14.4%	14.4%

13-2

1		Year	2010	2011	2012	2013	2014	2015	2016	2017
2	Product Category	OS	Units	Units	Units	Units	Units	Units	Units	Units
3	Smartphone	Android	71,101,570	243,470,913	500,113,171	782,054,529	936,356,268	1,050,876,559	1,167,313,594	1,267,683,875
4	Smartphone	BlackBerry OS	48,782,320	51,092,295	32,511,885	22,847,472	17,148,876	14,387,709	11,837,914	9,772,700
5	Smartphone	Firefox OS				391,466	2,469,701	4,838,642	7,542,887	10,436,026
6	Smartphone	iOS	47,522,874	93,137,769	135,865,176	158,090,324	185,075,287	206,727,250	222,664,764	238,491,875
7	Smartphone	Linux	9,159,479	14,420,255	14,314,956	8,167,450	9,593,098	10,076,520	11,591,978	12,490,494
8	Smartphone	Maemo/MeeGo	672,793	974,697	731,526	5,936				
9	Smartphone	Palm OS	18,067	100						
10	Smartphone	Symbian	110,760,290	81,532,864	23,884,775	2,652,613	935,000	400,000		
11	Smartphone	Tizen					2,937,264	7,764,465	12,886,850	17,314,214
12	Smartphone	webOS	1,749,659	871,463						
13	Smartphone	Windows Mobile	13,334,582	3,144,841	373,692	89,207				
14	Smartphone	Windows Phone	1,579,496	5,801,767	17,531,318	35,807,743	53,391,435	77,286,085	101,980,463	129,628,809
15	TOTAL		304,681,130	494,446,964	725,326,499	1,010,106,740	1,207,906,929	1,372,357,230	1,535,818,450	1,685,817,993
16

13-2

Figure 6 shows our worldwide feature phone and smartphone shipment share for 2012–2017.

TABLE 4

Worldwide Feature Phone and Smartphone Shipments, 2012–2017 (M)

	2012	2013	2014	2015	2016	2017	2012–2017 CAGR (%)
Feature phones	1,012.5	850.1	758.3	685.8	630.4	586.5	-10.3
Share (%)	58.3	45.6	37.7	32.5	28.4	25.3	
Smartphones	723.8	1,013.2	1,254.3	1,427.5	1,585.7	1,733.9	19.1
Share (%)	41.7	54.4	62.3	67.5	71.6	74.7	
Total	1,736.3	1,863.4	2,012.6	2,113.3	2,216.0	2,320.4	6.0

Note: See Table 1 for top 3 assumptions and Table 2 for key forecast assumptions.

Source: IDC, September 2013

FIGURE 5

Worldwide Feature Phone and Smartphone Shipments, 2012–2017

2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
(M)
2012
2013
2014
2015
2016
2017
Feature phones
Smartphones

Source: IDC, September 2013

©2013 IDC #242924 19

14-1

		2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2012–2017 CAGR (%)
3		2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2012–2017 CAGR (%)
4	**Gaming-optimized handhelds**											
5	Packaged software	9,130.30	6,185.10	5,082.80	4,476.60	4,099.80	3,301.50	3,892.00	2,745.40	2,622.30	2,263.30	-11.2
6	Growth (%)	NA	-32.3	-17.8	-11.9	-8.4	-19.5	17.9	-29.5	-4.5	-13.7	
7	Share (%)	96.7	86.2	69.4	49.3	36.9	26.4	25.1	17.1	14.9	12	
8	Digital game download	1.5	70	86.2	132.4	361.2	455	594	659.4	727.4	828.7	18.1
9	Growth (%)	NA	4,563.50	23.2	53.6	172.9	26	30.5	11	10.3	13.9	
10	Share (%)	0	1	1.2	1.5	3.2	3.6	3.8	4.1	4.1	4.4	
11	Subtotal	9,131.80	6,255.00	5,169.00	4,608.90	4,461.00	3,756.60	4,486.00	3,404.80	3,349.80	3,092.00	-7.1
12	Growth (%)	NA	-31.5	-17.4	-10.8	-3.2	-15.8	19.4	-24.1	-1.6	-7.7	
13	Share (%)	96.7	87.2	70.6	50.7	40.1	30	28.9	21.2	19	16.3	
14	Hardware	8,369.30	6,837.60	5,145.30	6,493.30	5,716.70	5,569.40	5,992.40	4,717.90	5,304.40	3,957.60	-7.1
15	Growth (%)	NA	-18.3	-24.8	26.2	-12	-2.6	7.6	-21.3	12.4	-25.4	
16	**Total**	17,501.10	13,092.70	10,314.30	11,102.20	10,177.80	9,326.00	10,478.40	8,122.70	8,654.20	7,049.60	-7.1
17	Growth (%)	NA	-25.2	-21.2	7.6	-8.3	-8.4	12.4	-22.5	6.5	-18.5	
18	**Smartphone and tablet game software**											
19	Digital game download*	285.1	845.1	2,017.10	4,216.70	6,254.60	8,130.00	10,211.60	11,677.00	13,133.50	14,505.50	18.3
20	Growth (%)	NA	196.4	138.7	109	48.3	30	25.6	14.4	12.5	10.4	
21	Share (%)	3	11.8	27.5	46.4	56.2	65	65.9	72.7	74.4	76.7	
22	Game advertising*	26.4	72.4	139.2	260.4	408.5	622	801.7	989.9	1,169.80	1,324.20	26.5